Filed by Sunrun Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Vivint Solar, Inc.

(Commission File No. 001-36642)

The following article by Business Insider on August 20, 2020 was made available in connection with the acquisition of Vivint Solar, Inc. (“Vivint Solar”) by Sunrun Inc. (“Sunrun”):

The inside story of how a historic $3.2 billion deal between rival solar giants Sunrun and Vivint Solar came together—and why it could transform the future of power generation

•	Sunrun in July agreed to buy its rival Vivint Solar for $3.2 billion, the largest merger in the history of the residential solar industry.

•	While the deal happened over a few short months and countless video calls, Sunrun had been thinking about partnering with Vivint for nearly four years.

•	“Back in the 2016 time frame, I think we both recognized that the two companies have really complementary customer reach,” Sunrun CEO Lynn Jurich told Business Insider.

•	Jurich said Sunrun had big plans following the merger, including building out its fleet of batteries and turning them into virtual power plants that can replace fossil-fuel-based electricity sources.

•	Through interviews with Sunrun’s CEO and chief financial officer, in addition to a recent public filing, we pieced together how the deal came together.

The race to buy Vivint Solar was bound, almost entirely, by a few short months during the coronavirus pandemic.

Beginning at the start of the year, the Utah-based solar giant whittled 24 prospective bidders down to five serious buyers. And by summer, there was just one winner: Sunrun, the nation’s largest rooftop-solar company.

While the bidding war was quick, Sunrun had considered the value of partnering with Vivint, the country’s second-largest rooftop-solar provider, for about four years.

“Back in the 2016 timeframe, I think we both recognized that the two companies have really complementary customer reach,” Sunrun CEO Lynn Jurich told Business Insider.

A complementary approach to acquiring new customers—one of the industry’s biggest costs—is a key reason behind the proposed acquisition, Jurich said. Vivint is known for its strong door-to-door sales approach, while Sunrun has excelled in digital marketing.

But Jurich’s vision for the company is much bigger than a beefed-up sales force.

She wants to build enormous fleets of batteries among the company’s growing customer base, which can form “virtual” power plants and generate a new stream of revenue from utilities.

Read more: Sunrun is transforming its sprawling network of home batteries into massive virtual power plants, forging a new stream of revenue from unlikely allies

Here’s a look at how the historic deal came together, based on interviews with Sunrun executives and a recent public filing. Vivint Solar did not respond to a recent interview request and declined a previous request.

Do you have a tip about Sunrun or Vivint Solar? Reach out to this author at bjones@businessinsider.com or through the encrypted messaging app Signal at 646-768-1657.

4 years in the making

Vivint Solar has considered a sale for at least half a decade, according to a public filing released on Friday. In summer 2015, it struck a cash-and-stock deal with SunEdison—then among the largest solar companies—worth $2.2 billion.

Vivint ultimately pulled out of the deal, citing SunEdison’s “failure to meet its obligations under the merger agreement,” but the company has considered several partnership opportunities in the years since, according to the filing, including with Sunrun.

The first notion that a merger could offer shared value between the two rival firms dates back to 2016, Jurich said.

“The industrial logic made a lot of sense,” Jurich said, adding that the two companies have footprints that overlap substantially, which would lead to lower fixed costs.

Though details are sparse, the public filing showed that Sunrun and Vivint execs met with each other between late 2016 and mid-2018 to discuss the benefits of a merger, but no specific terms were discussed at that time.

A bidding war

At the beginning of the year, following interest from several buyers, Vivint Solar kicked off a formal bidding process, in lieu of striking a deal with one of its existing suitors.

The company reached out to two dozen prospective bidders, the majority of which were financial firms, the filing said. Of those 24 bidders earlier this year, five of them expressed formal interest in February, per the filing, including Sunrun.

Then the coronavirus began spreading across the country, hamstringing an industry largely dependent on door-to-door sales. Between March 4 and 18, Vivint’s stock fell from about $12 a share to less than $4.

Two bidders ended up pulling out, citing the pandemic, leaving Sunrun and two other firms, which submitted a joint indication of interest, locked in a bidding war that played out virtually from April through June.

Sunrun ultimately won the bid. After it came up to Vivint’s asking price of 0.55 shares of Sunrun stock for each share of Vivint stock, Sunrun signed the agreement the night of July 6, which was publicly announced just before 10 p.m.

“We did the entire transaction virtually,” Jurich said. “Counterintuitively, it’s faster to get things done over video,” she said. “It’s been really effective because you don’t have to be flying around the country. More people can be invited into a meeting. You’re more rigorous about writing things down.”

What the deal means for Sunrun

At the heart of the deal is batteries, which Sunrun sells alongside solar panels.

Vivint hasn’t been as proactive at selling batteries to its nearly 200,000 customers, Jurich said, so if the two companies successfully merge, her company will have a massive sales opportunity.

Batteries are “positive on the margins,” Sunrun Chief Financial Officer Tom vonReichbauer said. They can also be used to create what are called virtual power plants.

Read more: sunrun is set to inherlt almost 200,000 new customers overnight. Its CFO tells us how tile solar giant plans to turn them into profit.

Using software, Sunrun can call on hundreds of batteries among its customer base to each release a small amount of energy to the grid. Collectively, they could produce enough electricity to replace a traditional power plant, and utilities will pay Sunrun for that power.

“We have the opportunity to really get more batteries out there at a bigger scale, so we can build these virtual power plants,” Jurich said.

Big layoffs are unlikely

Mergers often spark concerns of layoffs, as certain jobs might become redundant.

Sunrun, which overlaps with Vivint in 17 states, “expects to realize scale benefits from shared corporate functions, including accounting, HR, legal and policy,” the filing said.

According to Jurich, there won’t be a lot of redundancies in personnel, which she says is because of the size of the growth opportunity.

“The good thing about this combination is that it’s two growth companies with a very underpenetrated market,” Jurich said, adding that just 2 to 3% of all US households are equipped with solar. “The growth potential is 10 times that.”

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, statements based upon or relating to Sunrun’s and Vivint Solar’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “will be,” “will likely result” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements may include, but are not limited to, statements concerning the expected benefits of the transaction; cost synergies and opportunities resulting from the transaction; Sunrun’s leadership position in the industry; the availability of rebates, tax credits and other financial incentives including solar renewable energy certificates, or SRECs, and federal and state incentives; regulations and policies related to net metering and interconnection limits or caps and decreases to federal solar tax credits; determinations by the Internal Revenue Service of the fair market value of Sunrun’s and Vivint Solar’s solar energy systems; changes in regulations, tariffs and other trade barriers and tax policy; the retail price of utility-generated electricity or electricity from other energy sources; federal, state and local regulations and policies governing the electric utility industry and developments or changes with respect to such regulations and policies; the ability of Sunrun and Vivint Solar to manage their supply chains (including the availability and price of solar panels and other system components and raw materials) and distribution channels and the impact of natural disasters and other events beyond their control; the ability of Sunrun and Vivint Solar and their industry to manage recent and future growth, product offering mix, and costs (including, but not limited to, equipment costs) effectively, including attracting, training and retaining sales personnel and solar energy system installers; Sunrun’s and Vivint Solar’s strategic partnerships and expected benefits of such partnerships; the sufficiency of Sunrun’s and Vivint Solar’s cash, investment fund commitments and available borrowings to meet anticipated cash needs; the need and ability of Sunrun and Vivint Solar to raise capital, refinance existing debt and finance their respective obligations and solar energy systems from new and existing investors; the potential impact of interest rates on Sunrun’s and Vivint Solar’s interest expense; the course and outcome of litigation and investigations and the ability of Sunrun and Vivint Solar to consummate the transactions contemplated by the definitive transaction agreement in a timely manner or at all. These statements are not guarantees of future performance; they reflect Sunrun’s and Vivint Solar’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive transaction agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty regarding the timing of the receipt of required regulatory approvals for the Merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the definitive transaction agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the Merger and other transactions contemplated by the definitive transaction agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the Merger; uncertainty as to the effects of the announcement or pendency of the Merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Sunrun’s and Vivint Solar’s common stock; the ability of Sunrun and Vivint Solar to raise capital from third parties to grow their business; any rise in interest rates which would increase the cost of capital; the ability to meet covenants in investment funds and debt facilities; the potential inaccuracy of the assumptions employed in calculating operating metrics; the failure of the energy industry to develop to the size or at the rate Sunrun and Vivint Solar expect; and the inability of Sunrun and Vivint Solar to finance their solar service offerings to customers on an economically viable basis. These risks and uncertainties may be amplified by the ongoing COVID-19 pandemic, which has caused significant economic uncertainty and negative impacts on capital and credit markets. The extent to which the COVID-19 pandemic impacts Sunrun’s and Vivint Solar’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, many of which are unpredictable, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the pandemic or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

Any financial projections in this filing are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Sunrun’s and Vivint Solar’s control. While all projections are necessarily speculative, Sunrun and Vivint Solar believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this filing should not be regarded as an indication that Sunrun and Vivint Solar, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Sunrun’s registration statement on Form S-4, filed with the United States Securities and Exchange Commission (“SEC”) on August 14, 2020 and Sunrun’s and Vivint Solar’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Sunrun and Vivint Solar assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Sunrun’s and Vivint Solar’s actual future results may be materially different from what Sunrun and Vivint Solar expect. Sunrun and Vivint Solar qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the Merger, on August 14, 2020, Sunrun filed with the SEC a registration statement on Form S-4 (Registration No. 333-246371) (the “registration statement”), which included a document that serves as a prospectus of Sunrun and a joint proxy statement of Sunrun and Vivint Solar (the “joint proxy statement/prospectus”). These materials have not yet been declared effective, are not yet final and may be amended. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Sunrun and Vivint Solar. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF SUNRUN AND VIVINT SOLAR ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY

BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement, joint proxy statement/prospectus and other documents filed by Sunrun and Vivint Solar with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Sunrun will be made available free of charge on Sunrun’s website at http://investors.sunrun.com/ under the heading “Filings & Financials” and then under the subheading “SEC Filings.” Copies of documents filed with the SEC by Vivint Solar will be made available free of charge on Vivint Solar’s website at http://investors.vivintsolar.com/ under the link “Financial Information” and then under the heading “SEC Filings.”

Participants in the Solicitation

Sunrun and Vivint Solar and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Sunrun common stock and Vivint Solar common stock in respect of the proposed transaction. Information about Sunrun’s directors and executive officers is set forth in Sunrun’s Form 10-K for the year ended December 31, 2019 and the proxy statement for Sunrun’s 2020 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2020 and April 17, 2020, respectively. Information about Vivint Solar’s directors and executive officers is set forth in Vivint Solar’s Form 10-K for the year ended December 31, 2019 and the proxy statement for Vivint Solar’s 2020 Annual Meeting of Stockholders, which were filed with the SEC on March 10, 2020 and April 24, 2020, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the Merger when they become available. Investors should read the registration statement and the joint proxy statement/prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.